Hacking Solutions

Profit and Loss

January - December 2020

	TOTAL
Income	
Cashback	8.74
PayPal Sales	2,500.00
Sales	572,187.98
Shipping Income	1,558.78
Total Income	**$576,255.50**
Cost of Goods Sold	
Cost of Goods Sold	160,520.85
Shipping	304.60
Total Cost of Goods Sold	**$160,825.45**
GROSS PROFIT	**$415,430.05**
Expenses	
Advertising & Marketing	7,471.82
Bank Charges	2,568.71
Car & Truck	6,864.26
Contractors	173,212.52
Credit Repair	398.50
Dues & subscriptions	1,251.60
Insurance	5,169.92
Interest Paid	50.00
Job Supplies	1,288.89
Legal & Professional Services	99,520.17
Meals & Entertainment	2,664.89
Merchant Account Fee	1,108.95
Office Expense	7,969.62
Other Business Expenses	1,592.97
PayPal Fees	538.00
Postage and Shipping	18,218.80
QuickBooks Payments Fees	625.88
Rent & Lease	17,760.00
Repairs & Maintenance	271.25
Software	18,588.68
Telephone Expense	3,893.77
Training and Education	28,440.00
Travel	3,576.08
Utilities	1,987.58
Website and Internet	5,574.67
Total Expenses	**$410,607.53**
NET OPERATING INCOME	**$4,822.52**
Other Expenses	
Penalties	210.00
Taxes & Licenses	11,954.85
Total Other Expenses	**$12,164.85**
NET OTHER INCOME	**$ -12,164.85**
NET INCOME	**$ -7,342.33**

Hacking Solutions

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America - 3921 (3921)	-1,346.00
PayPal Bank	4.60
Wells Fargo	0.00
Total Bank Accounts	**$ -1,341.40**
Accounts Receivable	
Accounts Receivable (A/R)	29,422.50
Total Accounts Receivable	**$29,422.50**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$28,081.10**
Other Assets	
Recoverable Expense	87,657.65
Total Other Assets	**$87,657.65**
TOTAL ASSETS	**$115,738.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	0.00
Loan payable	0.00
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
Loan	0.00
ppp loan	6,885.00
Total Long-Term Liabilities	**$6,885.00**
Total Liabilities	**$6,885.00**
Equity	
Opening Balance Equity	329.59
Owner’s Investment	13,280.00
Owner’s Pay & Personal Expenses	-43,836.56

Hacking Solutions

Balance Sheet

As of December 31, 2020

	TOTAL
Retained Earnings	146,423.05
Net Income	-7,342.33
Total Equity	**$108,853.75**
TOTAL LIABILITIES AND EQUITY	**$115,738.75**

Hacking Solutions

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-7,342.33
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-2,222.50
Accounts Payable (A/P)	-31,700.00
California Department of Tax and Fee Administration Payable	0.00
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-33,922.50**
Net cash provided by operating activities	**$ -41,264.83**
FINANCING ACTIVITIES	
ppp loan	6,885.00
Opening Balance Equity	-4,132.87
Owner’s Investment	3,506.00
Owner’s Pay & Personal Expenses	-14,883.57
Net cash provided by financing activities	**$ -8,625.44**
NET CASH INCREASE FOR PERIOD	**$ -49,890.27**
Cash at beginning of period	48,548.87
CASH AT END OF PERIOD	**$ -1,341.40**